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                  [LETTERHEAD OF SULLIVAN & CROMWELL]







                                                        December 14, 1995



Smith Barney Muni Funds,
   388 Greenwich Street
      New York, New York 10013.

Dear Sirs:
          In connection with the registration under the Securities Act of 1933 (the "Act") of an indefinite number of shares (the "Shares") of beneficial interest, par value $.001 per share, of Smith Barney Muni Funds, a Massachusetts business trust (the "Trust"), we, as your counsel, have examined such trust records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.
          Upon the basis of such examination, we advise you that, in our opinion, when the Shares are issued and sold in accordance with the Trust's Registration Statement on Form N-14 (File No. 33-64085) under the Act in connection with the acquisition by the Trust on behalf of the Limited Term Portfolio (the "Portfolio") of all or substantially all of the assets, and the assumption of certain liabilities, of the Smith Barney Limited Maturity Municipals Fund, a series of Smith Barney Investment Trust, and in



































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Smith Barney Muni Funds


accordance with the Declaration of Trust and By-Laws of the Trust, the Shares will be validly issued, fully paid and nonassessable.
          Under Massachusetts law, shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable for the obligations of Smith Barney Muni Funds. The Declaration of Trust, provides, however, that if a shareholder, as such, of Smith Barney
Muni Funds is made a party to any suit or proceeding to enforce any personal liability, Smith Barney Muni Funds shall indemnify and hold each such shareholder harmless from and against all claims and liabilities to which such shareholder may become subject by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which Smith Barney Muni Funds itself would be unable to meet its obligations.
        The foregoing opinion is limited to the laws of the Commonwealth of Massachusetts, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Massachusetts law













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Smith Barney Muni Funds


we have, with your approval, relied upon the opinion dated December 14, 1995, of Goodwin, Procter & Hoar, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Goodwin, Procter & Hoar. We believe you and we are justified in relying on such opinion for such matters.
        Also, we have relied as to certain matters on information obtained from public officials, officers of the Trust and other sources believed by us to be responsible.
        We hereby consent to the filing of this
opinion as an exhibit to the Trust's Registration Statement.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.


                                        Very truly yours,

                                        /s/ Sullivan & Cromwell